Exhibit 99.1
CADBURY SCHWEPPES PLC
7 December 2005
London
For immediate release
Notification of PDMR’s share interests
Name of PDMR: JAMES R CHAMBERS
The Company was notified on 6 December 2005 of the following transactions in the ordinary shares of 12.5p each in Cadbury Schweppes plc:
Mr Chambers was granted options over 100,000 ordinary shares of 12.5 pence each in the Company on 26 November 2005, at a price of 571.50p per share. The options were granted under the Company’s New Issue Share Option Plan 2004 and are exercisable, subject to performance conditions, between 26 November 2008 and 25 November 2015.
Total options over ordinary shares of 12.5p each in the Company now held by Mr Chambers are 100,000.
Mr Chambers was also granted a restricted share award of 40,000 shares of 12.5 pence each in the Company on 26 November 2005, at a price of 571.50p per share, under the Company’s International Share Award Plan 2002. This award will vest subject to performance conditions.
Following the above transaction, Mr Chambers has a total beneficial interest in 40,000 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
John Hudspith
Telephone: 020 7830 5179
Name and signature of authorised Company official responsible for making this notification:

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J M MILLS
DIRECTOR OF GROUP SECRETARIAT